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                              August 2, 2022

       Fernando Cornejo
       Chief Financial Officer
       Kalera Public Limited Company
       7455 Emerald Dunes Dr.
       Orlando, Florida 32822

                                                        Re: Kalera Public
Limited Company
                                                            Registration
Statement on Form S-1
                                                            Filed July 19, 2022
                                                            File No. 333-266210

       Dear Mr. Cornejo:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed July 19, 2022

       Cover Page

   1. For each of the ordinary shares and warrants being registered for resale, disclose the price that the selling
securityholders paid for such ordinary shares and warrants overlying such securities.
 Fernando Cornejo
FirstName  LastNameFernando
Kalera Public Limited CompanyCornejo
Comapany
August     NameKalera Public Limited Company
       2, 2022
August
Page 2 2, 2022 Page 2
FirstName LastName
2. Disclose the exercise prices of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
3. We note the significant number of redemptions of ordinary shares in connection with your business combination and that the ordinary shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your shares and also add a risk factor to address this concern.
Risk Factors, page 6

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares concurrently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they may still profit on sales if they purchased their shares at a lower price than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
70

5. We note that the projected revenues for 2022 were $12 million, as set forth in the unaudited prospective financial information management prepared in connection with the evaluation of the business combination. We also note that your actual revenues for the three months ended March 31, 2022 was approximately $1.477 million. It appears that you may miss your 2022 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.
6. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.
 Fernando Cornejo
Kalera Public Limited Company
August 2, 2022
Page 3
7. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's shares.
General

8. Revise your prospectus to disclose the price that each selling securityholder paid for the ordinary shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, the PIPE investor and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, the
      PIPE investor and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any questions.



                                                            Sincerely,
FirstName LastNameFernando Cornejo
                                                            Division of
Corporation Finance
Comapany NameKalera Public Limited Company
                                                            Office of Life
Sciences
August 2, 2022 Page 3
cc:       David Dixter, Esq.
FirstName LastName